SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      _____________________


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No. 1)*


                             Jotan, Inc.
                         (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    (Title of Class of Securities)

                              481093 10 2
                            (CUSIP Number)

                            James D. Lumsden
                            F-Jotan, L.L.C.
          702 Oberlin Road, Suite 150, Raleigh, North Carolina 27605
                               (919) 743-2525
              (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                               March 4, 1997
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSONS                      F-Jotan, L.L.C.
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSONS


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) X
                                                            (b)


 3   SEC USE ONLY



 4   SOURCE OF FUNDS                                              WC


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   _____



 6   CITIZENSHIP OR PLACE OF ORGANIZATION                  North Carolina


  NUMBER OF     7      SOLE VOTING POWER                   2,658,714
    SHARES



 BENEFICIALLY   8      SHARED VOTING POWER                18,819,705
 OWNED BY



    EACH        9      SOLE DISPOSITIVE POWER              2,658,714
  REPORTING



    PERSON      10     SHARED DISPOSITIVE POWER           18,819,705
     WITH



 11    AGGREGATE AMOUNT BENEFICIALLY OWNED                18,819,705
       BY EACH REPORTING PERSON



 12    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES


 13    PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW (11)                                       79.9%


 14    TYPE OF REPORTING PERSON                                  OO*

      * Limited Liability Company.

 1    NAME OF REPORTING PERSONS                       F-Southland, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS



 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X
                                                            (b)


 3    SEC USE ONLY


 4    SOURCE OF FUNDS                                            WC


 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                ____


 6    CITIZENSHIP OR PLACE OF ORGANIZATION                  North Carolina



  NUMBER OF     7      SOLE VOTING POWER                   1,557,031
    SHARES




 BENEFICIALLY   8      SHARED VOTING POWER                18,819,705
 OWNED BY




    EACH        9      SOLE DISPOSITIVE POWER              1,557,031
  REPORTING



    PERSON      10     SHARED DISPOSITIVE POWER           18,819,705
     WITH



 11   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                            18,819,705


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES


 13   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                      79.9%



 14   TYPE OF REPORTING PERSON                                  OO*



*Limited liability company.

 1    NAME OF REPORTING PERSONS                       FF-Southland, L.P.
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X
                                                            (b)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                            WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                ____

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                  North Carolina

  NUMBER OF     7      SOLE VOTING POWER                   1,557,031
    SHARES

 BENEFICIALLY   8      SHARED VOTING POWER                18,819,705
 OWNED BY

    EACH        9      SOLE DISPOSITIVE POWER              1,557,031
  REPORTING

    PERSON      10     SHARED DISPOSITIVE POWER           18,819,705
     WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                            18,819,705

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES

 13   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                      79.9%

 14   TYPE OF REPORTING PERSON                                  PN








Item 1.   Security and Issuer.

     This Statement relates to the Common Stock, as described above. The principal executive offices of the Issuer are located at 118 West Adams Street, Jacksonville, Florida 32201.


Item 2.   Identity and Background.


     (a)-(c) and (f) The name, state of organization, principal business, address of principal business, and address of the principal office of the Reporting Persons are as follows:

Name: F-Jotan, L.L.C. ("FJ"); F-Southland, L.P. ("FS"); and FF-Southland, L.L.C. ("FFS")


State of Organization:        North Carolina

Principal Business:           Investments

Address of
Principal Business:           702 Oberlin Road
                              Suite 150
                              Raleigh, North Carolina  27605

Address of
Principal Office:             702 Oberlin Road
                              Suite 150
                              Raleigh, North Carolina  27605

     (d) and (e)    During the last five (5) years, none of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




Enumerated Persons:

Franklin Street Fairview Capital, L.L.C., a North Carolina limited liability company, is the manager of FJ and FS, and is engaged in the principal business of serving as their manager and providing management and consulting services to FJ, FS and other entities. Franklin Capital, L.L.C., a North Carolina limited liability company, is the manager of FSFC Associates, L.P., and is engaged in the principal business of being FSFC Associates, L.P.'s general partner and providing management and consulting services to FSFC Associates, L.P. and other entities. FSFC Associates, L.P., a North Carolina limited partnership, is the general partner of FFS, and is engaged in the principal business of being FFS's general partner and providing management and consulting services to FSFC. The principal offices of all of these entities are located at 702 Oberlin Road, Suite 150, Raleigh, North Carolina 27605. Other than the entities listed in this paragraph there are no other persons for whom information is required to be given by General Instruction C to Schedule 13D.

The managers of Franklin Capital, L.L.C. and Franklin Street Fairview Capital, L.L.C. are: Jeremiah M. Callahan, Thomas F. Darden, II and James D. Lumsden.

The address of each of the enumerated managers is the principal offices of the Reporting Persons.

The principal employment, name of employer and principal business of each of the enumerated managers is as follows: Messrs. Callahan and Lumsden are employed in the capacities described above; and Mr. Darden is Chairman of Cherokee Industries, a privately held Raleigh-based company which specializes in acquiring and operating industrial companies.

None for any of the enumerated persons.

None for any of the enumerated persons.

Each of the individual enumerated persons is a citizen of the United States.

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSON AND ALL ENUMERATED PERSONS SET FORTH ABOVE.




Item 3.   Source and Amount of Funds or Other Consideration.


     The source of funds used in making the purchases was the working capital of each of the Entity Reporting Persons raised through capital contributions by its members.


Item 4.   Purpose of Transaction.

   On March 4, 1997, the Issuer, Rice Partners, II, L.P. ("Rice"),
FS, FFS, FJ, Shea Ralph ("Ralph") and David Freedman ("Freedman") entered into a Preferred Stock and Warrant Purchase Agreement (the "Preferred Stock Agreement"), pursuant to which Rice purchased 40,000 shares of the Issuer's Series B Redeemable Preferred Stock ("Series B Preferred Stock") for a purchase price of $8 million and was issued warrants (the "Rice Warrants") to acquire 12,096,929 shares of Common Stock of the Issuer, FS purchased 5,000 shares of Series B Preferred Stock for a purchase price of $1 million and was issued warrants (the "FS Warrants") to acquire 1,557,031 shares of Common
Stock of the Issuer and FFS purchased 5,000 shares of Series B Preferred Stock for a purchase price of $1 million and was issued warrants (the "FFS Warrants") to acquire 1,557,031 shares of Common Stock of the Issuer. The Rice Warrants, the FS Warrants and the FFS Warrants are together referred to herein as the "Warrants." The Preferred Stock Agreement is attached hereto as Exhibit 1.

The designation of rights of the Series B Preferred Stock set forth in Articles of Amendment to the Issuer's Articles of Incorporation, which are attached hereto as Exhibit 3, provides, among other things, that the holders of the Series B Preferred Stock have the right to elect a majority of the members of the Issuer's board of directors. This right is exercisable by action of the holders of a majority of the issued and outstanding shares of Series B Preferred Stock.

Also on March 4, 1997, the Issuer, Rice, FS and FFS entered into a Note Purchase Agreement (the "Note Purchase Agreement") pursuant to which Rice purchased Senior Subordinated Notes in an aggregate principal amount of $7 million, FS purchased Senior Subordinated Notes in an aggregate principal amount of $1 million and FFS purchased Senior Subordinated Notes in an aggregate principal amount of $1 million.

The Warrants provide that the aggregate exercise price for all of the Common Stock issuable thereunder will not exceed $200 as to any of Rice, FS or FFS, and that the Warrants will be exercisable until March 4, 2007. The Warrants are immediately exercisable. Rice currently intends to hold the Rice Warrants for investment purposes and has no immediate intention to exercise the Rice Warrants.

In connection with the above described transactions, Rice, the Issuer, FS, FFS, FJ, Ralph and Freedman entered into a Shareholder Agreement (the "Shareholder Agreement") providing, among other things, that each of Rice, FS, FFS, FJ, Ralph and Freedman agreed to vote all shares of capital stock of the Issuer owned by them such that a majority of the board of directors of the issuer will consist of persons nominated by Rice, so long as Rice owns, directly or indirectly, capital stock of the issuer that is equal to or greater than 10% of Rice's original equity investment in respect of the total capital stock of the Issuer (subject to certain adjustments), and if Rice owns less than 10% of Rice's original equity investment in respect of the total capital stock of the Issuer, to elect one person nominated by Rice to serve as a director of the Issuer so long as Rice owns any equity interest in the Issuer. The Shareholder Agreement similarly requires all of the named persons to vote all shares of capital stock of the Issuer owned by them for the election of one person designated by FS and FFS to serve as a director of the Issuer. The Shareholder Agreement is attached hereto as Exhibit 2.

Pursuant to the rights described above, as of the closing of the Preferred Stock Agreement and the Note Purchase Agreement, the size of the board of directors was set at five, and three persons designated by Rice, Phillip A. Davidson, Jeffrey P. Sangalis and James P. Wilson were elected to serve as directors of the Issuer. The remaining two directors are Jeremiah M. Callahan, an individual affiliated with FS, FFS and FJ, and Ralph, both of whom were serving as directors at the time of closing.

The above transactions facilitated the completion by the Issuer of a $12 million senior revolving credit facility and $27 million in senior term/acquisition facilities (the "Senior Credit Facilities"). A portion of these funds, together with funds received pursuant to the Note Purchase Agreement and the Preferred Stock Agreement, were applied at closing to consummate the purchase by the Issuer of all issued and outstanding shares of common stock of Southland
Holding Company ("SHC"), for an aggregate purchase price of approximately
$27.5 million, and the payment to the selling shareholders of non-competition payments in the amount of approximately $6.5 million (the "Southland Acquisition").

Each of FJ, FS and FFS is engaged in the principal business of acquiring and holding securities for investment purposes. The above transactions were entered into by them for investment purposes in order to facilitate the financing of the Southland Acquisition and to provide the Issuer with sufficient capital to pursue additional possible acquisitions in the future. The described transactions have provided the Reporting Persons with control of the Issuer by virtue of their right to acquire, along with Rice, upon exercise of their Warrants, a majority of the outstanding Common Stock of the Issuer and its right to designate, as described above, persons to serve as a majority of the board of directors of the Issuer.

Except as described above, the Reporting Persons have no plans or proposals to:

(a) acquire additional securities of the Issuer or to dispose of any securities of the Issuer;

(b) enter into, or cause the Issuer or any of its subsidiaries to enter into, any extraordinary corporate transactions, other than that the Issuer plans to seek other acquisition opportunities as a means of expanding its business;

(c) enter into or cause the Issuer or any of its subsidiaries to sell or transfer a material amount of its assets;

(d) change the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above and except that
(1) the Issuer may seek to hire a new Chief Executive Officer and (2) the Issuer may seek to add an independent director to the board of directors, in which event Rice may exercise its right to designate an additional director;

(e) change the present capitalization or dividend policy of the Issuer;

(f) make any other material change in the Issuer's business or corporate structure;

(g) make any change in the issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to those described above.



Item 5.   Interest in Securities of the Issuer.


Rice, Ralph, FS, FFS and FJ may be deemed to be members of a "group" as a result of the purchase of the Warrants pursuant to the Preferred Stock Agreement and the agreement contained in the Shareholder Agreement that the parties thereto will vote for the election of directors of the Issuer as described above. The other party to those agreements, Freedman, is not included as a member of such group, or as a reporting person, because he does not at this time own beneficially any voting securities of the Issuer, but does hold certain incentive stock options that may become exercisable in the future. Each of Rice, Ralph, FS, FFS and FJ disclaims beneficial ownership of the Warrants and all other securities of the Issuer owned by each of the others, and also disclaims status as a "group" upon any basis, or for any purpose, other than their being parties to the Preferred Stock Agreement and the Shareholder Agreement as described above.

The following table sets forth certain information regarding the beneficial ownership of the Common Stock that would be issued to Rice, FS and FFS assuming the immediate exercise of the Warrants, that is owned by Ralph, and that would be issuable to FJ upon conversation of its shares of Series A Convertible Preferred Stock of the Issuer.

Rice Partners II, L.P. (Rice Warrants)            Shares of Common Stock




(a)   Beneficial Ownership:                           18,819,705 (1)
      Percentage Ownership:                                79.9% (2)

(b)   Sole Voting Power:                              12,096,929
      Shared Voting Power:                            18,819,705
      Sole Disposition Power:                         12,096,929
      Shared Disposition Power:                       18,819,705

F-Jotan (Series A Convertible Preferred Stock)    Shares of Common Stock

(a)   Beneficial Ownership:                           18,819,705
      Percentage Ownership:                                79.9%

(b)   Sole Voting Power:                               2,658,714
      Shared Voting Power:                            18,819,705
      Sole Disposition Power:                          2,658,714
      Shared Disposition Power:                       18,819,705

F-Southland, L.L.C. (FS Warrants)                Shares of Common Stock

(a)   Beneficial Ownership:                           18,819,705
      Percentage Ownership:                                 79.9%

(b)   Sole Voting Power:                               1,557,031
      Shared Voting Power:                            18,819,705
      Sole Disposition Power:                          1,557,031
      Shared Disposition Power:                       18,819,705

FF-Southland, L.L.C. (FFS Warrants)             Shares of Common Stock

(a)  Beneficial Ownership:                           18,819,705
     Percentage Ownership:                                  79.9%

(b)  Sole Voting Power:                                1,557,031
     Shared Voting Power:                             18,819,705
     Sole Disposition Power:                           1,557,031
     Shared Disposition Power:                        18,819,705

Shea Ralph (Common Stock)                       Shares of Common Stock

(a)   Beneficial Ownership:                           18,819,705
      Percentage Ownership:                                79.9%

(b)   Sole Voting Power:                                 950,000
      Shared Voting Power:                            18,819,705
      Sole Disposition Power:                            950,000
      Shared Disposition Power:                       18,819,705

(1) Rice Capital Group IV, as the general partner of Rice, RMC Fund
Management, L.P., as the general partner of Rice Capital Group IV, and Rice Mezzanine Corporation, as the general partner of RMC Fund Management, L.P.
may be deemed to beneficially own the Warrant and the Common Stock issuable on its exercise.
(2) The total number of outstanding shares of Common Stock most recently reported by the Issuer was 5,679,411; the percentage ownership shown includes as outstanding the shares of Common Stock issuable pursuant to the Warrants and Series A Convertible Preferred Stock as described above pursuant to Rule 13d-3(d)(1)(i).

(c) No transactions in the capital stock of the Issuer were undertaken by the Reporting Persons during the sixty days preceding the date of this filing except as described above at Item 4.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above. The Preferred Stock Agreement includes provisions that:

(i) adjust the number of shares of Common Stock issuable pursuant to the Warrants in the event of stock splits, combinations, corporate reorganizations, other similar transactions affecting the Common Stock and in the event of the issuance of Common Stock or securities convertible into Common Stock for consideration less than fair market value or exercise price of the Warrants,

(ii) prohibit action by the Issuer to amend its bylaws in a way that would adversely affect the rights of the holders of Warrants,

(iii) prohibit the payment of dividends or distributions, or the redemption of securities, without the consent of the holders of the Warrants,

(iv) prohibit the sale, lease or other transfer of the Issuer's assets or operations other than in the ordinary course of business, without the consent of the holders of the Warrants,

(v) prohibit the Issuer from entering into any new business without the consent of the holders of the Warrants,

(vi) prohibit the Issuer from entering into transactions with its directors, officers, employees or shareholders, or their affiliates or relatives, except on terms that the holders of the Warrants deem fair and reasonable,

(vii) except for certain permitted transactions, prohibit the Issuer from acquiring debt or equity interests in any person without the consent of the holders of the Warrants, and

(viii) prohibit modifications to the employment agreements of certain key employees without the consent of the holders of the Warrants.

The Preferred Stock Agreement also provides that if the board of directors of the Issuer resolves that the Issuer should discontinue filing reports with the Commission under the Securities Exchange Act of 1934, such action will only become effective if approved by majority vote of the Issuer's shareholders other than Rice, FS, FFS and FJ, provided that such special voting rights will not apply to (a) transactions in which the Issuer sells all or part of its capital stock, (b) transactions in which Rice, FS, FFS or FJ sell any of their capital stock of the Issuer, or (c) any other transaction entered into by Rice, FS, FFS or FJ.

The Shareholder Agreement includes provisions that:

(i) grant to the holders of the Warrants and FJ preemptive rights to purchase, with certain exceptions, their pro rata shares of any issuances by the Issuer of Common Stock or securities convertible into Common Stock,

(ii) require that the holders of the Warrants be paid a dilution fee to the extent that dividends are paid on Common Stock of the Issuer while the Warrants are outstanding,

(iii) subject to the Senior Credit Facilities, grant to the holders of the Warrants a "put option" to require the Issuer to purchase the Warrants or the shares of Common Stock issued upon exercise thereof upon the earliest to occur of (a) February 28, 2005, (b) the repayment of all indebtedness under the Note Purchase Agreement, (c) a material change in the ownership of the Issuer other than by Rice, FS or FFS, (d) Rice does not have the legal right to elect a majority of the board of directors of the Issuer, (e) except as permitted by the Issuers' senior loan agreement, the Issuer enters into a material merger, sale of assets or similar transaction, or (f) an event of default occurs and is continuing under the Note Purchase Agreement; the put option price is the higher of the book value or the fair market value of the Common Stock (provided that fair market value will be applicable only if there is an active market at the specified level for the Issuer's Common Stock),

(vi) grant to the Issuer a "call option" to purchase the Warrants, or Common Stock issued upon exercise thereof, at any time after February 28, 2003 at the same price as is applicable to the put option described above,

(vii) provide as between Rice, FS, FJ (in certain circumstances) and FFS rights of first refusal and co-sale as to dispositions of their Warrants or shares of Common Stock issued upon exercise thereof, and

(viii) grant to Rice demand registration rights on two occasions, and grant to Rice, FS and FFS "piggyback" registration rights, at the expense of the Issuer, and grant FJ demand registration rights on at least one occasion.

The Articles of Amendment containing the designation of rights of the Series B Preferred Stock provides, among other things, that:

(i) dividends will accrue thereon at an annual rate of 8%, and may be paid either in cash or in additional shares of Series B Preferred Stock,

(ii) the Issuer may redeem the Series B Preferred Stock at any time, but only upon the payment of a premium that declines from 12.5% during the first year after issuance to 0% following the fifth anniversary of issuance,

(iii) the Issuer is required to redeem the Series B Preferred Stock on March 4, 2005,

(iv) the consent of the holders of the Series B Preferred Stock is required for the Issuer to take any of specified actions that would adversely affect the holders of Series B Preferred Stock, including the issuances of any senior equity securities and the making of certain restricted payments to holders of junior securities.

The foregoing is only a summary of the Preferred Stock Agreement, the Shareholder Agreement and the terms of the Series B Preferred Stock and is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits to this Schedule 13D, and are hereby incorporated by reference.

To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than those contained in the Agreements referenced above.


Item 7.   Material to be Filed as Exhibits.

1. Preferred Stock and Warrant Purchase Agreement dated as of February 28, 1997, by and between the Issuer, Rice, FS, FFS, FJ, Ralph and Freedman and the related form of Warrant.

2. Shareholder Agreement dated as of February 28, 1997, by and between the Issuer, Rice, FS, FFS, FJ, Ralph and Freedman.

3. Articles of Amendment to Restated Articles of Incorporation of Jotan, Inc.


              [The next page is the signature page.]

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 1997




                              F-JOTAN, L.L.C.



                              By:  /s/ James D. Lumsden
                                   James D. Lumsden, Manager


                             F-Southland, L.L.C.

                             By: Franklin Street/Fairview Capital, L.L.C.

                             By: /s/ James D. Lumsden
                                 James D. Lumsden, Manager

                             FF-Southland, L.P.

                             By: FSFC Associates, L.P.

                             By: Franklin Capital, L.L.C.

                             By: /s/ James D. Lumsden
                                 James D. Lumsden, Manager